UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 24, 2017

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 23, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 24, 2017	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2016 RESULTS

Highlights

•	Reported GAAP net income of $6.8 million, or $0.04 per share, and adjusted net income attributable to shareholders(1) of $5.1 million, or $0.03 per share, in the fourth quarter of 2016.

•	Generated free cash flow(1) of $34.2 million in the fourth quarter of 2016.

•	Declared cash dividend of $0.03 per share for the fourth quarter of 2016, representing the minimum quarterly dividend.

•
Completed the sale of a Medium-Range (MR) product tanker and an older Suezmax tanker in November 2016 and January 2017, respectively, with one older Suezmax tanker sale scheduled to be completed in late-February 2017.

•	Since October 2016, secured three time charter-out contracts, increasing Teekay Tankers' fixed-rate charter coverage to approximately 40 percent for the 12 months ending December 31, 2017.

Hamilton, Bermuda, February 23, 2017 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2016:

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015
GAAP FINANCIAL COMPARISON
Total revenues	117,704	104,621	168,986	526,896	514,193
Net income (loss)	6,846	(5,457)	53,559	62,855	179,635
Earnings (loss) per share	0.04	(0.03)	0.34	0.40	1.36
Weighted average number of common shares - basic	156,712,832	156,284,136	154,477,604	156,323,348	130,136,228
NON-GAAP FINANCIAL COMPARISON
Adjusted net income (loss) attributable to shareholders(1)	5,104	(1,475)	48,542	81,187	169,095
Adjusted net income (loss) per share attributable to shareholders(1)	0.03	(0.01)	0.31	0.52	1.29
Free cash flow(1)	34,207	26,640	74,017	186,665	244,285
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
During the fourth quarter of 2016, GAAP net income and adjusted net income attributable to shareholders were affected by lower spot tanker rates in the fourth quarter of 2016 as compared to the same period of the prior year and the redelivery of nine time chartered-in vessels in 2016. GAAP net income for the fourth quarter of 2016 was also affected by the write-down of two Suezmax tankers which were held for sale as at December 31, 2016, of which one Suezmax tanker was sold January 2017 and the other Suezmax tanker is expected to complete its sale in February 2017, and by unrealized gains on derivative instruments.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the fourth quarter of 2016, we generated free cash flow of $34.2 million, which, together with recent vessel sales and other actions, has allowed us to reduce our financial leverage to 47 percent on a net debt to book capitalization basis,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer.  “Our fourth quarter results were positively impacted relative to our third quarter results by seasonal strength in the tanker market and increased oil exports out of Nigeria, Libya and the Baltic Sea.  Tanker rates continued to be seasonally strong early in the first quarter of 2017; however, rates have recently begun to soften due to several factors, including, among others, regional refinery maintenance, an increasing number of newbuilding tanker deliveries and the effect of OPEC supply cutbacks on overall tanker demand, especially in the Arabian Gulf.”

Mr. Mackay continued, “We expect that the effect of OPEC cuts on Teekay Tankers will be mitigated, as OPEC oil is primarily transported on larger tankers and cuts in OPEC production are expected to be partially offset by increased non-OPEC production from the Atlantic region, which is typically transported by mid-sized tankers.  In addition, while we do expect 2017 will be a challenging year overall for the tanker market, with approximately 40 percent of our fleet booked on fixed-rate time-charters and strong support from our lightering and other fee-based businesses, we believe Teekay Tankers has a strong base of cash flow to help reduce the effect of future tanker market volatility.”
Summary of Recent Developments
Increased Teekay Tankers' Fixed-Rate Charter Coverage
Since October 2016, Teekay Tankers entered into, and extended, time charter-out contracts for two Suezmax tankers and one Aframax tanker. These contracts have an average rate of approximately $20,800 per day and firm periods of 12 months each. The contracts commenced in December 2016 and February 2017.
New Board Member
Effective February 22, 2017, Kenneth Hvid, President and CEO of Teekay Corporation, has been appointed to the Company's Board of Directors following the previously-announced retirement of Peter Evensen.
Tanker Market
Tanker rates in 2016 softened from the highs seen in 2015, yet remained in-line with the ten-year average as a result of ongoing positive demand fundamentals. Global oil demand remained strong in 2016 with growth of 1.5 million barrels per day (mb/d), which was 0.4 mb/d higher than the ten-year average. Global oil supply was also strong, with record high OPEC production for 2016 of 32.6 mb/d. However, unexpected supply outages in Nigeria put pressure on mid-sized tanker demand in mid-2016. Oil prices remained in the mid-$40 per barrel range for most of 2016 before increasing in December 2016 as OPEC commenced firmed plans for production cuts as a means to rebalance oil markets. While ongoing low prices throughout the year provided some support for tonne-mile demand through strategic and commercial stockpiling programs, record high onshore stock levels towards the second half of 2016 resulted in lower import requirements as refiners struggled with elevated stockpile levels. Tanker fleet growth also created some downside pressure to tanker rates towards the second half of 2016 as crude tanker fleet growth reached 6% and scrapping dipped to the lowest level since 1995.

Crude tanker rates strengthened in the fourth quarter of 2016 due to expected seasonal factors, and reached a seasonal high in December 2016, as global refinery throughput, increased exports out of Nigeria, Libya, and Baltic / Black Sea ports, and winter weather delays provided support for tanker rates. Mid-sized crude tanker rates, in particular, found support from weather delays through the Turkish Straits along with increasing exports out of the U.S. Gulf. Record high Middle East OPEC crude production, averaging 25.6 mb/d in the fourth quarter of 2016, also provided a boost for crude tanker tonne-mile demand.

Strength in spot tanker rates continued into the first quarter of 2017 and resulted in significantly higher crude spot tanker rates for the first quarter of 2017 to date compared to the fourth quarter of 2016; however, crude spot tanker rates have recently started to soften due to a number of factors, including:

•	Heavy refinery maintenance programs in the U.S. Gulf through the first quarter of 2017, and a heavy spring maintenance period expected in Asia;

•	Fewer weather-related delays in key transit areas, including the Turkish Straits;

•	Firming oil prices as a result of recent OPEC cuts have increased bunker fuel costs for shipowners and prompted crude inventory drawdowns; and

•	Higher tanker fleet growth: six Suezmax tankers and nine Aframax tankers have delivered in 2017 to-date (compared to one and nine in 2016, respectively)

Looking ahead, the Company anticipates 2017 to present some headwinds to the crude tanker spot tanker market. Total tanker fleet growth is forecast to be approximately 4.5%, which is slightly lower than 2016 but in-line with the ten-year average. However, most fleet growth in 2017 will come from the mid-sized segments, with mid-size fleet growth expected to be approximately 5%. The outlook for 2018 is more positive given a lack of ordering and the expectation for increased scrapping due to an aging fleet and changes to the regulatory landscape.

Global oil demand is forecast to grow by 1.4 mb/d in 2017 (average of IEA, EIA, and OPEC forecasts), which is similar to 2016 and above the ten-year average growth rate of 1.1 mb/d. On the supply side, OPEC production cuts of approximately 1.2 mb/d, with the majority of cuts (approximately 0.8 mb/d) coming from Middle East OPEC producers, will be negative for overall crude volumes available for transport. While OPEC production cuts may continue through the year, non-OPEC production increases of approximately 0.3 mb/d are expected as firming oil prices encourage more drilling, particularly in the U.S. The result could benefit the mid-sized tanker segments from increased tonne-mile demand as oil supply in the Atlantic basin continues to grow. In addition, the Brent - Dubai oil price spread has narrowed considerably as a result of OPEC cuts, and many crude buyers are sourcing Brent-benchmarked crudes as they become more economically attractive. These price / supply factors could offset some of the headwinds that the crude tanker market faces in 2017 as they have the potential to introduce volatility into regional tanker demand, which is positive for spot tanker rates.

In summary, the Company anticipates that 2017 will present some headwinds to crude tanker rates due to cuts to OPEC production, rising oil prices, and fleet growth. However, the Company believes that this dip in the current market cycle will be relatively short and shallow. In addition, lower fleet growth, strong oil demand growth, particularly in Asia, and a potential increase in long-haul movements from the Atlantic basin to the Pacific basin is expected to provide support towards the next market upturn.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in pools and full service lightering measured in net revenues(1) divided by revenue days(1), or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	December 31, 2016(i)	September 30, 2016(i)	December 31, 2015(i)
Time Charter-Out Fleet
Suezmax revenue days	390	268	350
Suezmax TCE per revenue day	$27,825	$26,675	$28,035
Aframax revenue days	540	568	645
Aframax TCE per revenue day	$23,132	$23,282	$20,409
LR2 revenue days	247	97	92
LR2 TCE per revenue day	$19,532	$25,228	$25,721

Spot Fleet
Suezmax revenue days	1,573	1,742	1,415
Suezmax spot TCE per revenue day (ii)	$22,422	$17,603	$41,933
Aframax revenue days	1,240	1,111	1,412
Aframax spot TCE per revenue day (iii)	$17,542	$14,894	$32,412
LR2 revenue days	460	705	522
LR2 spot TCE per revenue day	$13,885	$15,384	$26,468
MR revenue days	48	123	233
MR spot TCE per revenue day	$11,954	$12,224	$19,391

Total Fleet
Suezmax revenue days	1,963	2,010	1,765
Suezmax TCE per revenue day	$23,495	$18,811	$39,178
Aframax revenue days	1,780	1,679	2,057
Aframax TCE per revenue day	$19,238	$17,732	$28,654
LR2 revenue days	707	802	614
LR2 TCE per revenue day	$15,857	$16,575	$26,356
MR revenue days	48	123	233
MR TCE per revenue day	$11,954	$12,224	$19,391

(i)
The TCE rates in the table above include the results of the acquisition of the two conventional tankers from Teekay Offshore Partners L.P. (Teekay Offshore) from the date of their acquisition in December 2015.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Gemini Suezmax pool and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax pools, non-pool voyage charters and full service lightering voyages.

(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of February 23, 2017 (including one committed time charter-out contract and excluding one Suezmax tanker that the Company has agreed to sell, which is expected to be delivered in February 2017):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	5	—	5
Aframax Tankers	6	—	6
LR2 Product Tankers(i)	2	1	3
VLCC Tanker(ii)	1	—	1
Total Fixed-Rate Fleet	14	1	15
Spot-rate:
Suezmax Tankers	15	—	15
Aframax Tankers(iii)	8	6	14
LR2 Product Tankers	5	—	5
MR Product Tankers	—	—	—
Total Spot Fleet	28	6	34
STS Support Vessels	4	3	7
Total Teekay Tankers Fleet	46	10	56

(i)	Includes one Long Range 2 (LR2) product tanker with a charter-in contract that is scheduled to expire in May 2017.

(ii)	The Company’s ownership interest in this vessel is 50 percent.

(iii)	Includes six Aframax tankers with charter-in contracts that are scheduled to expire between April 2017 and March 2021; three of these charter-in vessel contracts include options to extend.

Liquidity Update
As at December 31, 2016, the Company had total liquidity of $102.4 million (comprised of $68.1 million in cash and cash equivalents and $34.3 million in undrawn revolving credit facilities), compared to total liquidity of $119.2 million as at September 30, 2016.
During December 2016 and January 2017, the Company sold an aggregate of 8,975,172 common shares at an average price of $2.40 per share, generating net proceeds of approximately $21.2 million ($13.6 million was issued subsequent to December 31, 2016), of which Teekay Tankers sold 6,820,000 common shares under its continuous offering program and 2,155,172 common shares in a private placement to Teekay Corporation. The net proceeds from the issuances were used for general corporate purposes, including strengthening the Company’s liquidity position and delevering its balance sheet.
Conference Call
The Company plans to host a conference call on Thursday, February 23, 2017 at 1:00 p.m. (ET) to discuss its results for the fourth quarter and fiscal year 2016. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 233-4566 or (416) 642-5210, if outside of North America, and quoting conference ID code 2958609.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, March 9, 2017. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2958609.
About Teekay Tankers
Teekay Tankers currently owns a fleet of 41 double-hull tankers, including 20 Suezmax tankers, 14 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has seven contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and an approximate 11 percent interest in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net Income (Loss), Free Cash Flow, Net Revenues and Revenue Days, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Adjusted Net Income (Loss)
Adjusted net income (loss) excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results, as outlined in Appendix A of this release. Adjusted net income (loss) attributable to shareholders of Teekay Tankers represents adjusted net income less income attributable to the Entities under Common Control (see note 1 to the Summary Consolidated Statements of Income (Loss) included in this release for further details). The Company believes that certain investors use this information to evaluate the Company’s financial performance as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Free Cash Flow
Free cash flow (FCF) represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from the equity accounted investments, loss on sale of vessel, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, gain on sale of vessel and certain other non-cash items. The Company has included FCF from the equity accounted investments as a component of our FCF. FCF from the equity accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments. Consequently, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the equity accounted investment or distributed to the Company and other shareholders. In addition, the Company does not control the timing of such distributions to the Company and other shareholders. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity accounted investments may not be available to the Company in the periods such free cash flow is generated by the equity accounted investments. The Company believes that certain investors use this information to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

Net Revenues

Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Revenue Days

Revenues Days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days. The Company uses revenue days to explain changes in its net revenues between periods.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)	(unaudited)(1)

Net pool revenues	49,869	49,174	107,073	300,295	370,583
Time charter revenues	28,490	23,276	26,988	97,374	75,375
Voyage charter revenues (2)	30,282	23,176	20,956	90,032	41,283
Other revenues (3)	9,063	8,995	13,969	39,195	26,952
Total revenues	117,704	104,621	168,986	526,896	514,193

Voyage expenses (2)	(17,727)	(14,933)	(9,652)	(55,241)	(19,816)
Vessel operating expenses	(46,353)	(44,783)	(50,079)	(182,598)	(137,164)
Time-charter hire expense	(11,683)	(11,335)	(21,720)	(59,647)	(74,898)
Depreciation and amortization	(25,573)	(25,888)	(25,414)	(104,149)	(73,760)
General and administrative expenses	(4,437)	(3,572)	(6,362)	(18,211)	(17,354)
(Loss) gain on sale of vessels (4)	(6,271)	(7,903)	771	(20,594)	771
Restructuring charges (3)	—	—	—	—	(4,772)
Income (loss) from operations	5,660	(3,793)	56,530	86,456	187,200

Interest expense	(7,363)	(6,809)	(7,730)	(29,784)	(17,389)
Interest income	47	18	40	117	107
Realized and unrealized gain (loss) on
derivative instruments (5)	6,938	3,629	498	(964)	(1,597)
Equity income (6)	3,502	1,045	5,480	13,101	14,411
Other (expense) income	(1,938)	453	(1,259)	(6,071)	(3,097)
Net income (loss)	6,846	(5,457)	53,559	62,855	179,635

Earnings (loss) per share attributable to
shareholders of Teekay Tankers
- Basic	0.04	(0.03)	0.34	0.40	1.36
- Diluted	0.04	(0.03)	0.34	0.40	1.35

Weighted-average number of total common
shares outstanding
- Basic	156,712,832	156,284,136	154,477,604	156,323,348	130,136,228
- Diluted	156,883,266	156,284,136	155,096,187	156,565,415	130,717,709

(1)
The Company acquired two vessels on December 18, 2015 from Teekay Offshore, which is controlled by Teekay Corporation. Results for the two conventional tankers for the periods prior to their acquisitions by the Company when they were owned and operating under the control of Teekay Corporation, are referred to as the Entities under Common Control and periods prior to their acquisitions have been recast to include their results in accordance with Common Control accounting as required under GAAP. The Entities under Common Control amounts included in the financial results are summarized for the respective periods in Appendix A. The amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore have no effect on the adjusted net income (loss) attributable to the shareholders or free cash flow of the Company for any period.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $11.1 million, $8.5 million and $4.3 million for the three months ended December 31, 2016, September 30, 2016 and December 31, 2015, respectively, and $34.9 million and $5.7 million for the year ended December 31, 2016 and 2015, respectively.

(3)
Other revenues include lightering support and LNG services revenue, in-process revenue contract amortization and the associated 100 percent reimbursement of the Hugli Spirit redundancy cost from a customer. During the year ended December 31, 2015, the Company incurred $4.7 million of restructuring charges, of which $4.4 million related to customer-funded redundancy costs in connection with the termination of Australian seafarers of the Hugli Spirit upon the completion of the contract with its customer during the three months ended March 31, 2015.

(4)
In November 2016, the Company agreed to sell two Suezmax tankers, the Ganges Spirit and the Yamuna Spirit for aggregate proceeds of $33.8 million, resulting in the recognition of a write-down of $6.3 million in the three months ended December 31, 2016. The Company also completed the sale of the Hugli Spirit MR product tanker for $13.2 million in the fourth quarter of 2016. The vessel was previously written down to its sales price in the third quarter of 2016 resulting in the recognition of a write-down of $7.8 million in the year ended December 31, 2016. In August 2016, the Company completed the sale of the Teesta Spirit MR product tanker for $14.0 million. The vessel was previously written down to its sales price in the second quarter of 2016 resulting in the recognition of write-down of $6.4 million in the year ended December 31, 2016.

(5)
Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $0.7 million, $1.2 million and $2.4 million for the three months ended December 31, 2016, September 30, 2016 and December 31, 2015, respectively, and $12.8 million and $9.8 million for the year ended December 31, 2016 and December 31, 2015, respectively. This is partially offset by realized gains relating to a time-charter swap agreement of $0.9 million and $1.1 million for the three months ended December 31, 2016 and September 30, 2016, respectively, and $2.2 million for the year ended December 31, 2016.

(6)
Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 18 conventional tankers as at December 31, 2016, its 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay Corporation’s conventional tanker commercial and technical management operations.

Components of equity income are detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
High-Q Joint Venture	934	894	1,182	4,359	3,218
Tanker Investments Ltd.	334	(325)	2,783	3,515	7,280
Teekay Tanker Operations Ltd.	2,234	476	1,515	5,227	3,913
Total equity income	3,502	1,045	5,480	13,101	14,411

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	68,108	59,237	96,417
Restricted cash	750	1,000	870
Pool receivable from affiliates	24,598	14,073	62,735
Accounts receivable	30,247	25,245	28,313
Vessels held for sale	33,802	13,151	—
Due from affiliates	41,420	52,501	67,159
Current portion of derivative asset	875	1,554	—
Prepaid expenses	15,684	20,053	24,320
Vessels and equipment - net	1,605,372	1,664,859	1,767,925
Investment in and advances to equity accounted
investments	81,273	78,771	86,808
Derivative assets	4,538	717	5,164
Intangible assets - net	17,658	18,491	29,619
Goodwill	8,059	8,059	—
Other non-current assets	41	73	146
Total assets	1,932,425	1,957,784	2,169,476

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	39,489	36,117	78,746
Current portion of long-term debt	171,019	155,690	174,047
Current portion of derivative liabilities	1,108	1,861	6,330
Current portion of in-process revenue contracts	—	—	1,223
Deferred revenue	4,394	1,955	2,676
Due to affiliates	20,912	26,470	26,630
Long-term debt	761,997	810,961	990,558
Other long-term liabilities	12,882	14,056	11,805
Equity	920,624	910,674	877,461
Total liabilities and equity	1,932,425	1,957,784	2,169,476

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2016	2015
	(unaudited)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	209,976	166,789

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	906,149	688,695
Repayments of long-term debt	(162,092)	(40,029)
Prepayment of long-term debt	(979,877)	(191,592)
Repayment of long-term debt of Entities under Common Control	—	(4,632)
Net advances to affiliates	—	(825)
Acquisition of SPT Explorer and Navigator Spirit	—	(31,870)
Equity contribution from Teekay Corporation to Entities under Common Control	—	1,928
Cash dividends paid	(46,847)	(15,139)
Proceeds from equity offerings, net of offering costs	7,558	242,264
Net financing cash flow	(275,109)	648,800

INVESTING ACTIVITIES
Net proceeds from sale of vessels	27,550	11,080
Expenditures for vessels and equipment	(9,226)	(236,229)
Expenditures for Principal Maritime vessel acquisitions	—	(612,000)
Return of capital from (investment in) Teekay Tankers Operations Ltd.	15,000	(239)
Loan repayments from High-Q	3,500	1,000
Acquisition of SPT	—	(45,581)
Net investing cash flow	36,824	(881,969)

Decrease in cash and cash equivalents	(28,309)	(66,380)
Cash and cash equivalents, beginning of the year	96,417	162,797
Cash and cash equivalents, end of the year	68,108	96,417

(1)
In accordance with GAAP, the statements of cash flow for the year ended December 31, 2015 include the Entities under Common Control results for the two vessels acquired from Teekay Offshore in December 2015 to reflect the ownership of the vessels from the time they were owned and operating under the control of Teekay Corporation. Any amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore have no effect on the adjusted net income (loss) attributable to the shareholders or free cash flow of the Company for any period.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2016		December 31, 2015
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	6,846	$0.04	53,559	$0.35
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(1,072)	($0.01)
Net income attributable to shareholders of Teekay Tankers	6,846	$0.04	52,487	$0.34

Add (subtract) specific items affecting net income:
Loss (gain) on sale of vessels (3)	6,271	$0.04	(771)	($0.01)
Unrealized gain on derivative instruments (4)	(6,658)	($0.04)	(2,896)	($0.02)
Other (5)	(1,355)	($0.01)	(278)	—
Total adjustments	(1,742)	($0.01)	(3,945)	($0.03)
Adjusted net income attributable to shareholders of Teekay
Tankers	5,104	$0.03	48,542	$0.31

	Year Ended
	December 31, 2016		December 31, 2015
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	62,855	$0.40	179,635	$1.37
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(2,708)	($0.02)
Net income attributable to shareholders of Teekay Tankers	62,855	$0.40	176,927	$1.35

Add (subtract) specific items affecting net income:
Loss (gain) on sale of vessels (3)	20,594	$0.13	(771)	($0.01)
Unrealized gain on derivative instruments (4)	(1,540)	($0.01)	(8,193)	($0.06)
Other (5)	(722)	—	1,132	$0.01
Total adjustments	18,332	$0.12	(7,832)	($0.06)
Adjusted net income attributable to shareholders of Teekay
Tankers	81,187	$0.52	169,095	$1.29

(1)	Fully diluted per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of Income (Loss) included in this release for further details.

(3)	See note 4 to the Summary Consolidated Statements of Income (Loss) included in this release for further details.

(4)
Includes the realized loss due to the termination of one of the Company's interest rate swaps in connection with the Company's January 2016 debt refinancing and unrealized gains due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, a time-charter swap and a TIL common stock purchase warrant.

(5)	The amounts recorded primarily relate to unrealized derivative gains and losses in joint ventures, and foreign exchange gains.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended		Year Ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income - GAAP basis	6,846	53,559	62,855	179,635
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(1,072)	—	(2,708)
Net income attributable to shareholders of Teekay Tankers	6,846	52,487	62,855	176,927

Add:
Depreciation and amortization	25,573	25,130	104,149	71,428
Proportionate share of free cash flow from equity accounted investments	4,819	6,761	18,840	19,124
Loss on sale of vessels	6,271	—	20,594	—
Other	858	3,555	4,230	4,950

Less:	.
Equity income	(3,502)	(5,480)	(13,101)	(14,411)
Unrealized gain on derivative instruments	(6,658)	(2,896)	(9,679)	(8,193)
Amortization of in-process revenue contracts	—	(4,769)	(1,223)	(4,769)
Gain on sale of vessels	—	(771)	—	(771)
Free cash flow	34,207	74,017	186,665	244,285

Weighted-average number of common shares outstanding for the period	156,712,832	154,477,604	156,323,348	130,136,228

(1)	See note 1 to the Summary Consolidated Statements of Income (Loss) included in this release for further details.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: vessel sales and deliveries; the Company’s forward fixed-rate charter coverage; the impact of OPEC production cuts and increased non-OPEC production on the Company; the impact of the Company’s lighterage and other fee-based businesses in 2017 and its ability to reduce future tanker market volatility; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, the impact of changes to the regulatory landscape, and the length and depth of the current tanker market cycle; tanker fleet utilization and spot tanker rates, including; the effect rates of refinery maintenance, weather, changes in oil prices and refinery throughput;. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: a delay in, or failure to complete, expected vessel sales; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; the performance of the Company's lighterage and other fee-based businesses in 2017; the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.